UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                               Netia Holdings S.A.
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                                (Name of Issuer)

               Ordinary Shares, nominal value 6.00 PLN per share,
                    represented by American Depositary Shares
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   64114B 10 4
                                   -----------
                                 (CUSIP Number)

                             Scott A. Arenare, Esq.
                      Managing Director and General Counsel
                               Warburg Pincus LLC
                              466 Lexington Avenue
                            New York, New York 10017
                                 (212) 878-0600
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                              Peter H. Jakes, Esq.
                            Willkie Farr & Gallagher
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                                November 28, 2003
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D                                                        Page 2 of 12

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CUSIP No. 64114B 10 4
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------------ -------------------------------------------------------------------
          1) Names of Reporting Persons.
             I.R.S. Identification Nos. of Above Persons (entities only).

             Warburg, Pincus Equity Partners, L.P.              I.D.# 13-3986317
------------ -------------------------------------------------------------------
          2) Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                         (a) [ ]
                                                                         (b) [X]
------------ -------------------------------------------------------------------

          3) SEC Use Only
------------ -------------------------------------------------------------------

          4) Source of Funds (See Instructions)
------------ -------------------------------------------------------------------

          5) Check if Disclosure of Legal Proceedings is
             Required Pursuant to Items 2(d) or 2(e)                         [ ]
------------ -------------------------------------------------------------------

          6) Citizenship or Place of Organization                       Delaware
------------ -------------------------------------------------------------------

Number of                 (7)    Sole Voting Power                           -0-
Shares                    ------------------------------------------------------
Beneficially
Owned by                  (8)    Shared Voting Power                   6,012,354
Each                      ------------------------------------------------------
Reporting Person
With                      (9)    Sole Dispositive Power                      -0-
                          ------------------------------------------------------

                          (10)   Shared Dispositive Power              6,012,354
------------ -------------------------------------------------------------------
         11) Aggregate Amount Beneficially Owned by Each Reporting Person 6,012,354
------------ -------------------------------------------------------------------
         12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
             (See Instructions)                                              [ ]
------------ -------------------------------------------------------------------

         13) Percent of Class Represented by Amount in Row (11)            1.72%
------------ -------------------------------------------------------------------

         14) Type of Reporting Person (See Instructions)                      PN
------------ -------------------------------------------------------------------

Schedule 13D                                                        Page 3 of 12

--------------------------------------------------------------------------------
CUSIP No. 64114B 10 4
--------------------------------------------------------------------------------

------------ -------------------------------------------------------------------

          1) Names of Reporting Persons.
             I.R.S. Identification Nos. of Above Persons (entities only).

             Warburg, Pincus Ventures International, L.P.               I.D.# NA
------------ -------------------------------------------------------------------
          2) Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                         (a) [ ]
                                                                         (b) [X]
------------ -------------------------------------------------------------------

          3) SEC Use Only
------------ -------------------------------------------------------------------

          4) Source of Funds (See Instructions)
------------ -------------------------------------------------------------------

          5) Check if Disclosure of Legal Proceedings is
             Required Pursuant to Items 2(d) or 2(e)                         [ ]
------------ -------------------------------------------------------------------

          6) Citizenship or Place of Organization                        Bermuda
------------ -------------------------------------------------------------------

Number of                  (7)   Sole Voting Power                           -0-
Shares                     -----------------------------------------------------
Beneficially
Owned by                   (8)   Shared Voting Power                   6,362,279
Each                       -----------------------------------------------------
Reporting Person
With                       (9)   Sole Dispositive Power                      -0-
                           -----------------------------------------------------

                           (10)  Shared Dispositive Power              6,362,279
------------ -------------------------------------------------------------------

         11) Aggregate Amount Beneficially Owned by Each Reporting Person 6,362,279
------------ -------------------------------------------------------------------

         12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
             (See Instructions)                                              [ ]
------------ -------------------------------------------------------------------

         13) Percent of Class Represented by Amount in Row (11)            1.81%
------------ -------------------------------------------------------------------

         14) Type of Reporting Person (See Instructions)                      PN
------------ -------------------------------------------------------------------

Schedule 13D                                                        Page 4 of 12

--------------------------------------------------------------------------------
CUSIP No. 64114B 10 4
--------------------------------------------------------------------------------

------------ -------------------------------------------------------------------

          1) Names of Reporting Persons.
             I.R.S. Identification Nos. of Above Persons (entities only).

             Warburg Pincus & Co.                               I.D.# 13-6358475
------------ -------------------------------------------------------------------
          2) Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                         (a) [ ]
                                                                         (b) [X]
------------ -------------------------------------------------------------------

          3) SEC Use Only
------------ -------------------------------------------------------------------

          4) Source of Funds (See Instructions)
------------ -------------------------------------------------------------------

          5) Check if Disclosure of Legal Proceedings is
             Required Pursuant to Items 2(d) or 2(e)                         [ ]
------------ -------------------------------------------------------------------

          6) Citizenship or Place of Organization                       New York
------------ -------------------------------------------------------------------

Number of                 (7)   Sole Voting Power                            -0-
                          ------------------------------------------------------

                          (8)   Shared Voting Power                   12,724,559
                          ------------------------------------------------------

                          (9)   Sole Dispositive Power                       -0-
                          ------------------------------------------------------

                          (10)  Shared Dispositive Power              12,724,559
------------ -------------------------------------------------------------------

         11) Aggregate Amount Beneficially Owned by Each Reporting Person 12,724,559
------------ -------------------------------------------------------------------

         12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
             (See Instructions)                                              [ ]
------------ -------------------------------------------------------------------

         13) Percent of Class Represented by Amount in Row (11)            3.56%
------------ -------------------------------------------------------------------

         14) Type of Reporting Person (See Instructions)                      PN
------------ -------------------------------------------------------------------

Schedule 13D                                                        Page 5 of 12

--------------------------------------------------------------------------------
CUSIP No. 64114B 10 4
--------------------------------------------------------------------------------

------------ -------------------------------------------------------------------

          1) Names of Reporting Persons.
             I.R.S. Identification Nos. of Above Persons (entities only).

             Warburg Pincus LLC
             (formerly E.M. Warburg, Pincus & Co., LLC)         I.D.# 13-3536050
------------ -------------------------------------------------------------------
          2) Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                         (a) [ ]
                                                                         (b) [X]
------------ -------------------------------------------------------------------

          3) SEC Use Only
------------ -------------------------------------------------------------------

          4) Source of Funds (See Instructions)
------------ -------------------------------------------------------------------

          5) Check if Disclosure of Legal Proceedings is
             Required Pursuant to Items 2(d) or 2(e)                         [ ]
------------ -------------------------------------------------------------------

          6)   Citizenship or Place of Organization                     New York
------------ -------------------------------------------------------------------

Number of                 (7)   Sole Voting Power                            -0-
Shares                    ------------------------------------------------------
Beneficially
Owned by                  (8)   Shared Voting Power                   12,724,559
Each                      ------------------------------------------------------
Reporting Person
With                      (9)   Sole Dispositive Power                       -0-
                          ------------------------------------------------------

                          (10)  Shared Dispositive Power              12,724,559
------------ -------------------------------------------------------------------

         11) Aggregate Amount Beneficially Owned by Each Reporting Person 12,724,559
------------ -------------------------------------------------------------------

         12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
             (See Instructions)                                              [ ]
------------ -------------------------------------------------------------------

         13) Percent of Class Represented by Amount in Row (11)            3.56%
------------ -------------------------------------------------------------------

         14) Type of Reporting Person (See Instructions)                      PN
------------ -------------------------------------------------------------------

Introductory Note

     This Amendment No. 4 (this "Amendment No. 4") amends and supplements the
Schedule 13D originally filed with the Securities and Exchange Commission on March 17, 2000, as amended by Amendment No. 1 dated March 22, 2002, Amendment No. 2 dated June 13, 2003, and Amendment No. 3 dated September 15, 2003 (as so amended, the "Schedule 13D"), relating to the Ordinary Shares, nominal value
6.00 Polish Zloty (or "PLN") per share ("Ordinary Shares"), of Netia Holdings S.A., a Polish corporation (the "Company") and filed on behalf of: Warburg, Pincus Equity Partners, L.P., a Delaware limited partnership ("WPEP"), Warburg, Pincus Ventures International, L.P., a Bermuda limited partnership ("WPVI"), Warburg Pincus & Co., a New York general partnership ("WP") and Warburg Pincus LLC, a New York limited liability company (formerly known as E.M. Warburg, Pincus & Co., LLC) ("WP LLC" and together with WPEP, WPVI and WP, the "Reporting Entities").

     The holdings of Ordinary Shares of WP and WP LLC in this Schedule 13D include certain Ordinary Shares which may be deemed to be beneficially owned by Warburg, Pincus Netherlands Equity Partners I, C.V. ("WPNEPI"), Warburg, Pincus Netherlands Equity Partners II, C.V. ("WPNEPII"), Warburg, Pincus Netherlands Equity Partners III, C.V. ("WPNEPIII" and, together with WPNEPI, WPNEPII, WPNEPIII, WPVI and WPEP, the "Investors" and individually an "Investor"). WP, WP LLC and the Investors are referred to herein as the "Group Members." The economic interests of the Investors are all held through a single entity, Warburg Netia Holding Limited, a Cyprus company.

     Unless the context otherwise requires, references in the original Schedule 13D or in this Amendment No. 4 to the "Common Stock" are references to the Ordinary Shares. Unless otherwise defined, capitalized terms used in this Amendment No. 4 shall have the meaning ascribed to them in the original Schedule 13D.

Item 4. Purpose of Transaction:

     The response to Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

     The following text is hereby added immediately prior to the final paragraph of this Item:

Liquidation of Investment

     In October 2003, the Reporting Entities continued the orderly sale of substantially all of their holdings that had been initiated in August 2003. As reported in Item 5 below, during October 2003, the Reporting Entities sold all of the remaining Two Year Warrants that they had acquired as a result of the Company's financial restructuring.

     In addition, during November 2003, pursuant to previously reported agreements between the Reporting Entities and TeliaSonera AB (formerly known as Telia AB) relating to the cash settlement of the Option Agreement, TeliaSonera sold an aggregate of 3,731,340 Ordinary Shares representing the entire remaining balance of the Ordinary Shares which were the subject of the Option Agreement, as well as an aggregate of 18,262 Two Year Warrants and 36,822 Three Year Warrants that were the subject of the Option Agreement. Sales of the balance of the Two Year Warrants and Three Year Warrants that are subject of the Option Agreement will be made from time to time as directed by the Reporting Entities.

Item 5. Interest in Securities of the Issuer:

     Items 5(a) and (b) of the Schedule 13D are hereby amended and restated in their entirety to reflect certain sales of Company securities during the months of October and November 2003. As of December 1, 2003, the Company publicly reported that there were an aggregate of 344,393,550 Ordinary Shares issued and outstanding. Based upon such total outstanding shares, and taking into account the Ordinary Shares issuable upon exercise of the Warrants that are subject to transfer as a result of the Option Exercise, the beneficial ownership of the Reporting Entities of the Company's Ordinary Shares and the percentage ownership reflected by such beneficial ownership is as follows:

                        Ordinary Shares            Percentage
                        ---------------            ----------
     (a) WPEP -            6,012,354                  1.72%
         WPVI -            6,362,279                  1.81%
         WP -             12,724,559                  3.56%
         WP LLC -         12,724,559                  3.56%

                        Ordinary Shares            Ownership
                        ---------------            ---------
     (b) WPEP -            6,012,354    Shared voting and dispositive power
         WPVI -            6,362,279    Shared voting and dispositive power
         WP -             12,724,559    Shared voting and dispositive power
         WP LLC -         12,724,559    Shared voting and dispositive power

     Item 5(c) is hereby amended by adding thereto the following:

     (c) During October 2003, the Reporting Entities, collectively, sold the following Company securities, on the following dates, for the prices shown, in each case in open market transactions on the Warsaw Stock Exchange:

     Date              Securities Sold        Price per Unit      Aggregate Net
                                                  in PLN        Proceeds in USD*
Oct. 17, 2003   2,968,170 Two Year Warrants        1.65             $1,256,411

--------------------------------------------------------------------------------
* Net of brokerage commissions and based on exchange rates in effect on December 1, 2003

     During October 2003, it was reported to the Reporting Entities by TeliaSonera, that TeliaSonera sold the following tranches of Warrants in each case in open market transactions on the Warsaw Stock Exchange:

                                              Price per Unit      Aggregate Net
     Date              Securities Sold            in PLN        Proceeds in USD*
Oct. 6, 2003    16,262 Two Year Warrants          1.663              $ 6,937
Oct. 6, 2003    29,822 Three Year Warrants        1.750             $ 13,389
Oct. 7, 2003      2,000 Two Year Warrants         1.710                $ 877
Oct. 7, 2003      7,000 Three Year Warrants       1.764              $ 3,168

--------------------------------------------------------------------------------
* Net of brokerage commissions and based on exchange rates in effect on December 1, 2003

     During November 2003, it was reported to the Reporting Entities by TeliaSonera, that TeliaSonera sold, from among the Ordinary Shares that were subject to the Option Agreement, the following tranches of Ordinary Shares on the following dates, for the prices shown, in each case in open market transactions on the Warsaw Stock Exchange:

                                           Price per Unit         Aggregate Net
       Date     Ordinary Shares Sold           in PLN           Proceeds in USD*
Nov 5 2003                302,086              3.998                $ 309,799
Nov 6 2003                200,000              3.996                $ 205,029
Nov 7 2003                255,000              3.994                $ 261,250
Nov 10 2003                85,726              3.999                $  87,940
Nov 12 2003               205,000              3.994                $ 210,041
Nov 13 2003               139,000              4.067                $ 145,019
Nov 14 2003               108,680              4.059                $ 113,168
Nov 17 2003               178,000              3.939                $ 179,852
Nov 18 2003               370,000              3.786                $ 359,385
Nov 19 2003               211,610              3.654                $ 198,352
Nov 21 2003               350,000              3.511                $ 315,249
Nov 24 2003               140,328              3.540                $ 127,443
Nov 25 2003                75,000              3.496                $  67,268
Nov 26 2003               310,000              3.411                $ 271,250
Nov 27 2003               430,910              3.618                $ 399,984
Nov 28 2003               370,000              3.691                $ 350,365

--------------------------------------------------------------------------------
* Net of brokerage commissions and based on exchange rates in effect on December 1, 2003

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 10, 2003

                              WARBURG, PINCUS EQUITY PARTNERS, L.P.

                              By: Warburg Pincus & Co., General Partner


                                  By: /S/ Scott A. Arenare
                                      --------------------------------
                                      Scott A. Arenare, Partner


                              WARBURG, PINCUS VENTURES INTERNATIONAL, L.P.

                              By: Warburg Pincus & Co., General Partner

                                  By: /S/ Scott A. Arenare
                                      --------------------------------
                                      Scott A. Arenare, Partner


                              WARBURG, PINCUS NETHERLANDS EQUITY
                              PARTNERS I, C.V.

                              By: Warburg Pincus & Co., General Partner

                                  By: /S/ Scott A. Arenare
                                      --------------------------------
                                      Scott A. Arenare, Partner


                              WARBURG, PINCUS NETHERLANDS EQUITY
                              PARTNERS II, C.V.

                              By: Warburg Pincus & Co., General Partner

                                  By: /S/ Scott A. Arenare
                                      --------------------------------
                                      Scott A. Arenare, Partner

                              WARBURG, PINCUS NETHERLANDS EQUITY
                              PARTNERS III, C.V.

                              By: Warburg Pincus & Co., General Partner

                                  By: /S/ Scott A. Arenare
                                      --------------------------------
                                      Scott A. Arenare, Partner


                              WARBURG PINCUS & CO.

                                  By: /S/ Scott A. Arenare
                                      --------------------------------
                                      Scott A. Arenare, Partner


                              WARBURG PINCUS LLC

                                  By: /S/ Scott A. Arenare
                                      --------------------------------
                                      Scott A. Arenare, Member